

Mail Stop 4631   August 10, 2009

Richard Giannotti
Chief Executive Officer
Mountain Renewables, Inc.
1772 Grape Street
Denver, CO 80220

> **Re: Mountain Renewables, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 20, 2009**
> **File No. 333-159577**

Dear Mr. Giannotti:

     We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial information to reflect the most recently completed fiscal quarter.

2. We note your response to comment 1 in our letter dated June 23, 2009. However, it still appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

   - You are a development stage company issuing penny stock.
   - You have not yet commenced operations.
   - You have minimal revenues and no contracts or agreements with customers or suppliers and have conducted little business activity other than raising initial capital and filing this registration statement.
   - You have no assets, except for $21,016 in cash, $618 of inventory and $35,000 in deferred offering costs.
   - You will be unable to implement your business plan without substantial additional funding.
   - Your registration statement contains very general disclosure related to the nature of your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed explanation as to why Rule 419 does not apply to this offering, including a specific business plan for the next twelve months. In providing the specific business plan, the company should also disclose its day-to-day operations. Also disclose whether you have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company.

3. We reissue comment 3 in our letter dated June 23, 2009 as the information in several charts and elsewhere in the registration statement corresponds to dates which are now outdated. For example, see pages 20 and 21. Please update these dates to provide the most recent practicable information.

Prospectus Summary, page 4

4. We note your response to comment 7 in our letter dated June 23, 2009. However, since inception, your operations have been minimal and you have not entered into any supply agreements with any solar products manufacturers. Therefore, please revise to clarify throughout the filing that you have minimal operations.

5. We note your response to comment 8 in our letter dated June 23, 2009; however we reissue the comment in part. Under Mountain Renewables, Inc. on page 4 and as a separate risk factor on page 6, please clarify that your auditors have issued a going concern opinion.

Director and Officer Compensation, page 21

6. We note your response to comment 12 in our letter dated June 23, 2009; however, your disclosure is still unclear. Please describe in greater detail the transactions and relationships among the Company, Rosewind, Bristlecone, and Ambermax. Also describe the business purposes for each of the transactions you describe. In your response, you state that all proceeds of the sale to Bristlecone were deposited into Rosewind's checking account and are being utilized for operations. Please explain this statement in the prospectus. Make similar disclosure under Certain Relationships and Related Transactions on page 23.

Certain Relationships and Related Transactions, page 23

7. We note that your added risk factor on page 7 relating to conflicts of interest is inconsistent with your disclosure in the first paragraph. Please delete the first paragraph or advise.

Selling Shareholders, page 25

8. We note your disclosure on page 21 that you are registering 530,000 shares owned by Mr. Giannotti in this registration statement. However, you only reflect 500,000 shares in the selling shareholder table. Please reconcile these amounts. Also include a row at the end of the table reflecting the total amount being registered and ensure that this amount reconciles with the amount in the registration statement fee table, the prospectus cover page, and elsewhere throughout the filing.

9. We note your response to comment 15 in our letter dated June 23, 2009; however, we reissue the comment in part. For Bristlecone and Sonja Gouak, please describe the material transactions and relationships between you and each of these selling shareholders during the past three years. Please describe the transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, if any, the parties who participated, and the number of shares received.

Statement of Cash Flows, page F-5

10. Please amend your filing and remove the subtotal Net Cash Used in Operating Activities totaling $598.

Note 2 – Stockholders' Equity – Common Stock, page F-16

11. We note your response to comment 22 in our letter dated June 23, 2009 and your additional disclosure provided on page F-16. It remains unclear what individual agreements make up the balance of your deferred offering cost asset of $35,000 as the supplemental information provided in your response indicates that the 140,000 shares issued in March of 2009 were valued at $14,000. If additional agreements represent the difference, please revise your disclosures to clearly indicate the material terms of the agreements, including the parties providing the services and any related party relationship; the specific nature of the services being provided; the dates shares were issued; your basis for determining the fair value of the shares issued; and your basis for determining that there is a "sufficiently large disincentive for nonperformance" such that recording an asset is appropriate. If the sufficiently large disincentive for nonperformance is damages, please quantify the damages or explain how they are calculated to clearly show the disincentive.

Recent Sales of Unregistered Securities, page I-1

12. We note your response to comment 23 in our letter dated June 23, 2009; however, we reissue the comment in part. Specifically, please disclose that you issued an additional 30,000 shares of common stock to Richard Giannotti in connection with the Ambermax transaction and provide the information required by Item 701 of Regulation S-K for this transaction. Additionally, please provide the date on which you issued shares to Sonja Gouak as required by Item 701(a) of Regulation S-K.

* * * *

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any other questions.

Sincerely,

Pamela A. Long
Assistant director